Exhibit 99.3.3

April 30, 2009

Board of Directors

Territorial Mutual Holding Company

Territorial Savings Bank

1132 Bishop Street, Suite 2200

P.O. Box 1481

Honolulu, HI 96813

Dear Board Members:

FinPro, Inc. (“FinPro”) has prepared this updated appraisal to reflect the recent developments in the Territorial Mutual Holding Company’s (“Bank”) financial condition and changes in market conditions. This updated appraisal is furnished pursuant to market pricing as of April 30, 2009 and the Bank’s results for the three months ended March 31, 2009. FinPro’s appraisal report, dated February 27, 2009, included the Bank’s results for the twelve months ended December 31, 2008 and market pricing as of February 27, 2009.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

•	100% of the total shares will be sold to the depositors and public,

•	the stock will be issued at $10.00 per share,

•	the conversion expenses will be $2.9 million at the midpoint,

•	there will be an ESOP equal to 8% of the shares issued funded internally, amortized over 20 years straight-line,

•	there will be an MRP equal to 4% of the shares issued, amortized over 5 years straight-line,

•	there will be a Stock Option Plan equal to 10% of the shares issued, expensed at $3.04 per option over 5 years straight-line,

•	the tax rate is assumed at 39.00%,

•	the Bank will pay down $14.0 million in trust preferred securities at the minimum of the range, $20.0 million at the midpoint and $24.0 million at the maximum and super maximum, and

•	the net proceeds will be invested at the three-year treasury rate of 1.00%, pre-tax.

Territorial Bancorp, Inc. – Updated Appraisal	Page 1

In preparing this updated appraisal, FinPro reviewed its amended appraisal and the Bank’s prospectus. FinPro considered, among other factors, recent developments in stock market conditions, changes in the interest rate environment, as well as recent developments in the Bank’s financial performance. FinPro reviewed the Bank’s most recent financial performance with its management as well as other sources of public information that FinPro believes are reliable; however, FinPro cannot guarantee the accuracy and completeness of such information.

FinPro’s updated appraisal is based upon the Bank’s representation that the information contained in its prospectus and additional information furnished to us by same is truthful, accurate, and complete. FinPro did not independently verify the financial statements, and other information provided by the Bank, nor did FinPro independently value any of the Bank’s assets or liabilities. This updated appraisal considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

FinPro’s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank’s pro forma market value. FinPro, Inc. is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by FinPro, Inc. shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FinPro’s opinion is based upon circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of the Bank could materially affect the assumptions used in preparing this opinion.

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FINANCIAL UPDATE

Between December 31, 2008 and March 31, 2009, the Company’s total assets remained virtually unchanged. Net loans receivable declined by $2.4 million and securities declined by $6.1 million, while cash increased $7.0 million since December 31, 2008. Total deposits increased $17.7 million between December 31, 2008 and March 31, 2009, while FHLB advances declined $35.8 million and securities sold under agreements to repurchase increased $15.0 million. Stockholder’s equity increased $2.6 million since December 31, 2008.

FIGURE 1 – FINANCIAL CONDITION DATA

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Net income increased $858 thousand, or 47.32%, for the three months ended March 31, 2009 when compared to the three months ended March 31, 2008. The increase is primarily attributable to higher net interest income and higher noninterest income, which were partially offset by higher provision expense, noninterest expense and income tax expense. The increase in noninterest income is attributable to a $799 thousand gain on sale of loans. Additionally, the Bank recorded a $436 thousand other than temporary impairment change on its holdings of trust preferred securities during the three months ended March 31, 2009.

FIGURE 2 – OPERATING DATA

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As discussed on the previous page, profitability for the three months ended March 31, 2009 increased when compared to the three months ended March 31, 2008. The primary reason for the improvement in profitability was the expansion of net interest margin by 72 basis points. Nonperforming loans and assets increased from 0.03% at March 31, 2008 to 0.16% at March 31, 2009. As a result of higher nonperforming loans and deteriorating economic factors, the Bank increased its general reserves for 1-4 family residential real estate loans.

FIGURE 3 – KEY RATIOS

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Due to changes in accounting guidance from the Financial Accounting Standards Board on April 9, 2009, the Bank reclassified $1.5 million of security impairment from retained earnings to accumulate other comprehensive loss. The Bank continues to hold two pools of trust preferred securities and all impairment charges relate to one of the pools as of March 31, 2009. The second pool was determined not to be impaired as of March 31, 2009.

FinPro reviewed the Bank’s updated financials relative to the Comparable Group. Relative to the Comparables the Bank’s financials are viewed by FinPro to be more favorable than in the February 27, 2009 Appraisal and an upward adjustment is warranted.

FIGURE 4 – FINANCIAL RATIO COMPARISON

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THRIFT EQUITY MARKET

Since February 27, 2009, (the date of the market prices in FinPro’s appraisal) the market value of thrift stocks, as measured by the SNL Thrift Index, increased 10.08%.

Meanwhile, the S&P 500 Index and the Dow Jones Industrial Average increased 18.74% and 15.65%, respectively. The index changes were as follows:

FIGURE 5 – PERIOD INDEX CHANGE

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COMPARABLE GROUP PRICE CHANGE

All of the Comparable Group members experienced a decrease in stock price. The increase in the median stock price was 32.84% and the average stock price increase was 32.90%.

FIGURE 6 – COMPARABLE PRICE CHANGE

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The Comparable Group’s median price to LTM core earnings per share increased by 46.39%. The median price to tangible book value increased by 21.65%.

FIGURE 7 – COMPARABLE MULTIPLE CHANGES

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RECENT CONVERSION PERFORMANCE

There have not been any conversion transactions completed since the February 27, 2009 Appraisal. Of the four announced conversions (excluding the Bank) at February 27, 2009, one has announced it terminated its offering and the other three have not refiled.

The one pending second step conversion, Ocean Shore, had its initial conversion deadline expire on December 22, 2008 and then entered a syndicated offering which was not complete as of the date of this appraisal update.

Territorial Bancorp, Inc. – Updated Appraisal	Page 9

VALUATION DETERMINATION

FinPro analyzed the pro forma price to core earnings, pro forma price to tangible book and pro forma price to book ratios in combination with one another in determining an appropriate pro forma estimated market value for the Company.

Since the date of the initial appraisal:

•	the SNL Thrift Index increased 10.08% and the S&P 500 and the Dow Jones Industrial Average increased 18.74% and 15.65%, respectively, as shown in Figure 4;

•

during that same period of time, all of the Comparable Group members experienced an increase in their stock price. The average price increased 32.84% and the median price decreased 32.90%, as shown in Figure 5. The Comparable Group median price to tangible book increased 21.65%; and

•	the Company’s results from operations have improved during the three months ended March 31, 2009 relative to the three months ended March 31, 2008.

There has been no conversion activity since February 27, 2009. Based upon these factors, it is FinPro’s opinion that the estimated value range must be adjusted upward approximately 22%.

Territorial Bancorp, Inc. – Updated Appraisal	Page 10

Based upon the adjustments defined in the previous section, the Bank priced at the midpoint is estimated to be $92,500,000. Based upon a range below and above the midpoint value, the relative values are $78,625,000 at the minimum and $106,375,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $122,331,250.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 8 – VALUE RANGE – FULL OFFERING

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FIGURE 9 – OFFERING PRICING MULTIPLES

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FIGURE 10 – COMPARABLE PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT

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As Figure 10 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 18.52% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 27.71% discount to the Comparable Group.

FIGURE 11 – COMPARABLE PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM

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As Figure 11 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 9.71% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 16.62% discount to the Comparable Group.

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VALUATION CONCLUSION

The Comparable pricing, as well as, the SNL Index have increased materially since the date of the initial appraisal. There has been no conversion activity since February 27, 2009. The Bank’s financials have improved. Based upon these factors, FinPro believes that it is appropriate to increase the appraised value by approximately 22%.

It is, therefore, FinPro’s opinion that as of April 30, 2009, the estimated pro forma market value of the Bank in a full offering was $92,500,000 at the midpoint of a range with a minimum of $78,625,000 to a maximum of $106,375,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $122,331,250.

Respectfully Submitted,

/s/    FinPro, Inc.

FinPro, Inc.

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List of Exhibits

Territorial Bancorp Inc.

Exhibit

1.	Updated Pro Forma Analysis Sheet (Full Conversion)

2.	Change of Comparable Pricing Multiples

3.	Industry Multiples

4.	Select Financial Data

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